Exhibit 2.s.10

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 497

Registration Statement No.

PROSPECTUS SUPPLEMENT

(To Prospectus dated             , 201  )

Rights for                  Shares

Subscription Rights for Common Stock

Gladstone Investment Corporation, referred to as we, us, our or the Company, is issuing subscription rights, or Rights, to our common stockholders to purchase additional shares of common stock.

We were primarily established for the purpose of investing in subordinated loans, mezzanine debt, preferred stock and warrants to purchase common stock of small and medium-sized companies in connection with buyouts and other recapitalizations. When we invest in buyouts we do so with the management team of the portfolio companies and with other buyout funds. We also sometimes invest in senior secured loans, common stock and, to a much lesser extent, senior and subordinated syndicated loans. Our investment objective is to generate both current income and capital gains through these debt and equity instruments. We operate as a closed-end, non-diversified management investment company and have elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, which we refer to as the 1940 Act. Our investment adviser is Gladstone Management Corporation, referred to as Adviser.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “GAIN.” The last reported sale price for our common stock on              ,          was $         per share. The net asset value per share of our common stock at the close of business on             , 201   was $         per share.

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our Rights and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at http://www.gladstoneinvestment.com.

Investing in common stock through Rights involves certain risks that are described in the “Risk Factors” section beginning on page R-7 of this prospectus supplement and page 9 of the accompanying prospectus.

Stockholders who do not exercise their rights may, at the completion of the offering, own a smaller proportional interest in the Company than if they exercised their rights. As a result of the offering you may experience dilution or accretion of the aggregate net asset value of your shares of common stock depending upon whether the Company’s net asset value per share of common stock is above or below the subscription price on the expiration date.

The Rights being offered have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Subscription price of Common Stock to shareholders exercising Rights	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us (1)	$	$

(1)	The aggregate expenses of the offering are estimated to be $ .

The common stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about                     , 201  . If the offer is extended, the common stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about             , 201  .

            , 201

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) further adverse changes in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or David Dullum; (4) changes in our business strategy; (5) availability, terms and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; and (8) those factors described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. The forward-looking statements contained in this prospectus supplement or the accompanying prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offer	[To be provided.]

Amount Available for Primary Subscription	$[ ]

Title	Subscription Rights for common stock

Subscription Price	Rights may be exercised at a price of $ per share of common stock (the “Subscription Price”). See “Description of the Rights Offering.”

Record Date	Rights will be issued to holders of record of the Company’s common stock on , 201 (the “Record Date”). See “Description of the Rights Offering.”

Number of Rights Issued	Rights will be issued in respect of each share of common stock of the Company outstanding on the Record Date. See “Description of the Rights Offering.”

Number of Rights Required to Purchase One Common Share	A holder of Rights may purchase share of common stock of the Company for every Rights exercised. The number of Rights to be issued to a stockholder on the Record Date will be rounded up to the nearest number of Rights evenly divisible by . See “Description of the Rights Offering.”

Over-Subscription Privilege	[To be provided.]

Transfer of Rights	[To be provided.]

Subscription Period	The Rights may be exercised at any time after issuance and prior to expiration of the Rights, which will be 5:00 PM Eastern Time on , 201 (the “Expiration Date”) (the “Subscription Period”). See “Description of the Rights Offering.”

Offer Expenses	The expenses of the Offer are expected to be approximately $[ ]. See “Use of Proceeds.”

Sale of Rights	[To be provided.]

Use of Proceeds	The Company estimates the net proceeds of the Offer to be approximately $[ ]. This figure is based on the Subscription Price per share of $ and assumes all new shares of common stock offered are sold and that the expenses related to the Offer estimated at approximately $[ ] are paid.

The Company intends to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes. See “Use of Proceeds.”

Rights Agent	[To be provided.]

DESCRIPTION OF THE RIGHTS OFFERING

[To be provided.]

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “Gladstone Investment,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Gladstone Investment. The following annualized percentages were calculated based on actual expenses incurred in the quarter ended [                    ], and average net assets for the quarter ended [                    ]. The table and examples below include all fees and expenses of our consolidated subsidiaries.

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price) (1)	—%
Offering expenses (as a percentage of offering price) (1)	—%
Dividend reinvestment plan expenses (2)	None
Total stockholder transaction expenses (1)	—%
Annual expenses (as a percentage of net assets attributable to common stock) (3) :
Base Management fee (4)	[ ]	%
Loan servicing fee (5)	[ ]	%

Incentive fees payable under investment advisory and management agreement (20% of net realized capital gains in excess of unrealized depreciation and 20% of pre-incentive fee net investment income) (6)

	[ ]	%
Interest payments on borrowed funds (7)	[ ]	%
Dividend expense on mandatorily redeemable preferred stock (8)	[ ]	%
Other expenses (9)	[ ]	%

Total annual expenses (10)	[ ]	%

(1)	The amounts set forth in the table above do not reflect the impact of any sales load or other offering expenses borne by Gladstone Investment and its stockholders. The prospectus supplement relating to an offering of securities pursuant to this prospectus will disclose the offering price and the estimated offering expenses and total stockholder transaction expenses borne by Gladstone Investment and its stockholders as a percentage of the offering price. In the event that securities to which this prospectus relates are sold to or through underwriters, the prospectus supplement will also disclose the applicable sales load.
(2)	The expenses of the reinvestment plan are included in stock record expenses, a component of “Other expenses.” The participants in the dividend reinvestment plan will bear a pro rata share of brokerage commissions incurred with respect to open market purchases, if any. See “Dividend Reinvestment Plan” for information on the dividend reinvestment plan.
(3)	The percentages presented in this table are gross of credits to any fees.
(4)	In accordance with the investment advisory and management agreement (the “Advisory Agreement”), our annual base management fee is 2.00% (0.50% quarterly) of our average gross assets, which are defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, and adjusted appropriately for any share issuances or repurchases. In accordance with the requirements of the SEC, the table above shows Gladstone Investment’s base management fee as a percentage of average net assets attributable to common shareholders. For purposes of the table, the annualized base management fee has been converted to [ ]% of the average net assets as of [ ] by dividing the total annualized dollar amount of the base management fee by Gladstone Investment’s average net assets. The base management fee for the quarter ended [ ] before application of any credits was $[ ] million.

Pursuant to the requirements of the 1940 Act, the Adviser makes available significant managerial assistance to our portfolio companies. The Adviser may also provide other services to our portfolio companies under certain agreements and may receive fees for services other than managerial assistance. Such services may include, but are not limited to: (i) assistance obtaining, sourcing or structuring credit facilities, long term loans or additional equity from unaffiliated third parties; (ii) negotiating important contractual financial relationships; (iii) consulting services regarding restructuring of the portfolio company and financial modeling as it relates to raising additional debt and equity capital from unaffiliated third parties; and (iv) primary role in interviewing, vetting and negotiating employment contracts with candidates in connection with adding and retaining key portfolio company management team members. The Adviser voluntarily, unconditionally, and irrevocably credits 100% of these fees against the base management fee that we would otherwise be required to pay to the Adviser; however, pursuant to the terms of the Advisory Agreement, a small percentage of certain of such fees, is retained by the Adviser in the form of reimbursement, at cost, for tasks completed by personnel of the Adviser and primarily for the valuation of

portfolio companies. For the quarter ended [                    ], $[        ] million of these fees were voluntarily, irrevocably, and unconditionally credited against the base management fee. See “Business—Transactions with Related Parties—Investment Advisory and Management Agreement” and “Management—Certain Transactions—Investment Advisor and Administrator” in our accompanying prospectus.

(5)	In addition, our Adviser services, administers and collects on the loans held by Gladstone Business Investment, LLC, our wholly-owned subsidiary (“Business Investment”), in return for which our Adviser receives a 2% annual loan servicing fee payable monthly by Business Investment based on the monthly aggregate balance of loans held by Business Investment in accordance with our fifth amended and restated credit agreement for our revolving line of credit (the “Credit Facility”). Since Business Investment is a consolidated subsidiary of ours, coupled with the fact that the total base management fee paid to the Adviser pursuant to the Advisory Agreement cannot exceed 2.0% of total assets (as reduced by cash and cash equivalents pledged to creditors) during any given calendar year, we treat payment of the loan servicing fee pursuant to our Credit Facility as a pre-payment of the base management fee under the Advisory Agreement. Accordingly, these loan servicing fees are 100% voluntarily, unconditionally, and irrevocably credited back to us by the Adviser. The loan servicing fee for the quarter ended [ ] was $[ ] million. See “Business—Transactions with Related Parties—Loan Servicing Fee Pursuant to Credit Agreement” and “Management—Certain Transactions—Loan Servicing Fee Pursuant to Credit Agreement” in the accompanying prospectus and footnote 6 below.
(6)	The incentive fee payable to the Adviser under the Advisory Agreement consists of two parts: an income-based fee and a capital gains-based fee. The income-based incentive fee is payable quarterly in arrears, and equals 20% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly (7% annualized) hurdle rate of our net assets, adjusted appropriately for any share issuances or repurchases, subject to a “catch-up” provision measured as of the end of each calendar quarter. The “catch-up” provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate (or 2.1875%) in any calendar quarter (8.75% annualized). The catch-up provision is meant to provide our Adviser with 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized). The capital gains-based incentive fee equals 20% of our net realized capital gains in excess of unrealized depreciation since our inception, if any, computed as all realized capital gains net of all realized capital losses and unrealized capital depreciation since our inception, less any prior payments, and is payable at the end of each fiscal year. We have not recorded a capital gains-based incentive fee from our inception through . The income-based incentive fee for the quarter ended [ ] was $[ ] million. No credits were applied to the incentive fee for the quarter ended [ ]; however, the Adviser may credit such fee in the future.

Examples of how the incentive fee would be calculated are as follows:

•	Assuming pre-incentive fee net investment income of 0.55%, there would be no income-based incentive fee because such income would not exceed the hurdle rate of 1.75%.

•	Assuming pre-incentive fee net investment income of 2.00%, the income-based incentive fee would be as follows:

= 100% × (2.00% – 1.75%)

= 0.25%

•	Assuming pre-incentive fee net investment income of 2.30%, the income-based incentive fee would be as follows:

= (100% × (“catch-up”: 2.1875% – 1.75%)) + (20%× (2.30% – 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

•	Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains-based incentive fee would be as follows:

= 20% × (6% – 1%)

= 20% × 5%

= 1%

For a more detailed discussion of the calculation of the two-part incentive fee, see “Business—Transactions with Related Parties—Investment Advisory and Management Agreement” in the accompanying prospectus.

(7)	Includes amortization of deferred financing costs. As of [ ], we had $[ ] million in borrowings outstanding under our Credit Facility.
(8)	Includes dividends paid on our Series A Term Preferred Stock, Series B Term Preferred Stock, and Series C Term Preferred Stock and amortization of deferred financing costs. See “Description of Our Securities—Term Preferred Stock” in the accompanying prospectus for additional information.

(9) Includes our overhead expenses, including payments under the administration agreement based on our projected allocable portion of overhead and other expenses incurred by our Administrator in performing its obligations under the administration agreement. See “Business—Transactions with Related Parties—Administration Agreement” and “Management—Certain Transactions—Investment Advisor and Administrator” in the accompanying prospectus.

(10) Total annualized gross expenses, based on actual amounts incurred for the quarter ended [                    ], would be $[        ] million. After all voluntary, unconditional, and irrevocable credits described in footnote 4 and footnote 5 above are applied to the base management fee and the loan servicing fee, total annualized expenses after fee credits, based on actual amounts incurred for the quarter ended [                    ], would be $[        ] million or [    ]% as a percentage of net assets.

Example

The following examples demonstrate the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. The amounts set forth below do not reflect the impact of any sales load or offering expenses to be borne by Gladstone Investment and its stockholders. In the prospectus supplement relating to an offering of securities pursuant to this prospectus, the examples below will be restated to reflect the impact of the estimated offering expenses borne by Gladstone Investment and its stockholders and, in the event that securities to which this prospectus relates are sold to or through underwriters, the impact of the applicable sales load. The examples below and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment:
assuming a 5% annual return consisting entirely of ordinary income(1)(2)	$ [ ]	$ [ ]	$ [ ]	$ [ ]
assuming a 5% annual return consisting entirely of capital gains(2)(3)	$ [ ]	$ [ ]	$ [ ]	$ [ ]

(1)	While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. For purposes of this example, we have assumed that the entire amount of such 5% annual return would constitute ordinary income as we have not realized positive capital gains (computed net of all realized capital losses) on our investments from inception through [ ]. Because the assumed 5% annual return is significantly below the hurdle rate of 7% (annualized) that we must achieve under the investment advisory and management agreement to trigger the payment of an income-based incentive fee, we have assumed, for purposes of this example, that no income-based incentive fee would be payable if we realized a 5% annual return on our investments.
(2)	While the example assumes reinvestment of all dividends and distributions at NAV, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend, and this price per share may differ from NAV. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.
(3)	For purposes of this example, we have assumed that the entire amount of such 5% annual return would constitute capital gains and that no accumulated capital losses or unrealized depreciation exist that would have to be overcome first before a capital gains based incentive fee is payable.

RISK FACTORS

[To be provided.]

USE OF PROCEEDS

[To be provided.]

CAPITALIZATION

[To be provided.]

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

We currently intend to distribute in the form of cash dividends, a minimum of 90% of our net ordinary income and net short-term capital gains, if any, on a quarterly basis to our stockholders in the form of monthly dividends. We intend to retain long-term capital gains and treat them as deemed distributions for tax purposes. We report the estimated tax characteristics of each distribution when declared while the actual tax characteristics of distributions are reported annually to each stockholder on IRS Form 1099-DIV. There is no assurance that we will achieve investment results or maintain a tax status that will permit any specified level of cash distributions or year-to-year increases in cash distributions. At the option of a holder of record of common stock, all cash distributions can be reinvested automatically under our dividend reinvestment plan in additional whole and fractional shares. A stockholder whose shares are held in the name of a broker or other nominee should contact the broker or nominee regarding participation in our dividend reinvestment plan on the stockholder’s behalf. See “Risk Factors — We will be subject to corporate-level tax if we are unable to satisfy Code requirements for RIC qualification;” “Dividend Reinvestment Plan;” and “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “GAIN.” Our common stock has historically traded at prices both above and below its net asset value. There can be no assurance, however, that any premium to net asset value will be attained or maintained. As of             ,         , we had [                    ] stockholders of record.

TAXATION

[To be provided.]

LEGAL MATTERS

The legality of securities offered hereby will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. [Certain legal matters will be passed upon for the underwriters by                     .]

Gladstone Investment Corporation

Shares of Common Stock

Issuable Upon Exercise of Rights to

Subscribe for Such Shares of Common Stock

PROSPECTUS SUPPLEMENT

            , 201